[FILED VIA EDGAR ON MARCH 8, 1996]

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                          FLORAFAX INTERNATIONAL, INC.
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   339825101
                     (CUSIP Number of Class of Securities)

                                Edward W. Stack
                                   President
                            The Clark Estates, Inc.
                                 30 Wall Street
                            New York, New York 10005
                                 (212) 269-1833
           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                               February 29, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                  Check  the  following  box if a fee is being  paid  with  this
Statement: |_|

                               Page 1 of 4 Pages

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 339825101
--------------------------------------------
================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       The Clark Estates, Inc.
                       13-5524538
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b)  o
--------------------------------------------------------------------------------
    3.        SEC USE ONLY


--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       N/A
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 o

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       New York
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              -0-
        NUMBER OF
          SHARES           -----------------------------------------------------
       BENEFICIALLY          8.          SHARED VOTING POWER
         OWNED BY
           EACH                               606,275
        REPORTING
       PERSON WITH         -----------------------------------------------------
                             9.          SOLE DISPOSITIVE POWER

                                              -0-
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              606,275
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   606,275
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         o

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       10.2%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       C0
================================================================================

                               Page 2 of 4 Pages

                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  This Statement relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Florafax International, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 8075 20th Street, Vero Beach, Florida 32966.

Item 5.           Interest in Securities of the Issuer

                  (a) As a result of the transaction described below in paragraph (c) of this Item 5, The Clark Estates beneficially owns in the aggregate 606,275 shares of Common Stock which constitute approximately 10.2% of the outstanding shares of Common Stock of the Issuer (based upon 5,922,973 shares of Common Stock outstanding as of November 30, 1995).

                  (c) On February 29, 1996, the Issuer redeemed all of the Notes beneficially owned by The Clark Estates. The aggregate redemption price of the Notes redeemed from The Clark Estates was $2,356,804.51. This amount included a small portion attributable to an annual paydown by the Issuer on the Notes made in December 1995. Except as set forth above, neither The Clark Estates nor (to the best knowledge of The Clark Estates) any of the executive officers or directors of The Clark Estates, has effected any other transactions in the shares of Common Stock during the past 60 days.

                               Page 3 of 4 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 1996

                                         THE CLARK ESTATES, INC.


                                         By:   /s/ Kevin S. Moore
                                            ---------------------
                                         Name:     Kevin S. Moore
                                         Title:    Vice President


                               Page 4 of 4 Pages